FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2013

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 24 October 2013

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 24 October 2013
                                        3rd Quarter Results 2013

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2013

GOOD PROGRESS IN SLOWER MARKETS

Nine months highlights

●	Underlying sales growth 4.4% with emerging markets up 8.8%

●	Underlying volume growth 2.4% ahead of our markets and pricing up 1.9%

●	Turnover decreased (2.0)% to €38.0 billion including a negative currency impact of (5.0)%

Third quarter highlights

●	Underlying sales growth 3.2% with emerging markets up 5.9%

●	Underlying volume growth 1.9% and pricing up 1.3%

●	Turnover decreased (6.5)% to €12.5 billion including a negative currency impact of (8.5)%

●	Acquisitions & Disposals reduced turnover by (1.0)%reflecting the disposal of non-core businesses

Paul Polman: Chief Executive Officer statement

"Underlying sales growth of 4.4% over the first nine months is ahead of our markets. Emerging markets continue to be the main driver of our growth and, despite the current slow-down, they remain a significant growth opportunity which the company is well-placed to capitalise on. We have not yet seen an improvement in market conditions in North America or Europe.

We will continue to accelerate our innovations, backed with competitive support, to build long term growth and value. We expect to report a sequential quarterly improvement in underlying sales growth in the fourth quarter driven by a strong innovation pipeline. We remain focused on achieving another year of profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow."

24 October 2013

OPERATIONAL REVIEW: CATEGORIES

	Third Quarter 2013				Nine Months 2013
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	12.5	3.2	1.9	1.3	38.0	4.4	2.4	1.9
Personal Care	4.5	5.8	4.3	1.4	13.5	7.2	5.3	1.8
Foods	3.2	(0.3)	(1.0)	0.7	10.0	0.1	(1.0)	1.1
Refreshment	2.6	0.7	(1.6)	2.3	7.7	1.6	(1.2)	2.9
Home Care	2.2	6.0	5.5	0.5	6.8	8.5	6.1	2.3

Our markets: Growth continued to slow in emerging markets as macro-economic headwinds and the consequences of currency weakness affected consumer demand across a significant number of the emerging countries. The developed markets have not recovered and remain flat to down, with little sign of any improvement so far. In this context we continue to see high levels of competition in many markets and promotional intensity remains high.

Unilever overall performance: Against this background we continued to grow ahead of our markets, albeit at a slower rate, and maintained a good balance between volume and price. Emerging markets growth slowed to 5.9% whilst developed markets showed a progressive improvement but still declined in the quarter by (0.3)%. Volume growth was positive in both emerging and developed markets in the quarter but price growth moderated as we lapped prior year increases and took action to ensure that our brands remain competitive in key markets.

Personal Care
Personal Care continued to deliver healthy volume-led growth in the quarter ahead of our markets, with a good balance of growth across the sub-categories.

Hair performed well reflecting the strength of our portfolio of brands. Dove Repair Expertise has now been launched across most of our markets. Clear delivered double digit growth despite lapping high prior year comparators and TRESemmé is making good progress in new markets such as India and Indonesia. Sunsilk progressed well thanks to a strong activity plan which included the relaunch of Sunsilk Soft & Smooth with the power of oils. The launch of Toni&Guy into new markets continues with, for example, the recent introduction in the United States retail channel.

Skin cleansing growth was driven by strong performances by Dove and Lifebuoy. Improved Dove NutriumMoisture shower gels have delivered strong results and the Dove Purely Pampering range has been successfully launched in China. Lifebuoy Clini-care 10 performed well with notable strength in South Africa and in India. In skin care, Vaseline body lotion sprays continued their success in North America and are now being extended to the United Kingdom and the Netherlands. The male face launch of Dove Men+Care continued to drive growth and we re-launched Fair & Lovely in India, bringing our "best ever formula" to market with large scale marketing support. Pond's Flawless Radiance BB cream has been successfully launched in South Africa and Pond's Men is progressing well in Indonesia.

Deodorants growth reflected another strong performance by Dove in both the male and female ranges. The Rexona 'Do:More' campaign is gaining traction in many markets and the new Rexona Men packaging is being rolled out, starting in Latin America and the United Kingdom. Despite increasing competitive intensity, our oral business has done well as a result of the 'Brush Day and Night' campaign and new product launches such as Pepsodent Germicheck+ in India and Zhong Hua Porcelain White in China. Closeup Diamond Attraction was launched in Brazil.

Foods
Foods performance continued to be held back by spreads which, despite showing a progressive improvement, remained negative reflecting weakness in the market and lower pricing in a benign commodity cost environment. We are taking action to enhance the naturalness of our products. In the United Kingdom we relaunched Flora with new advertising emphasising the goodness of sunflower whilst in Germany we launched Rama with Butter. In North America we launched 'Simply Delicious' clean label variants of Country Crock and I Can't Believe It's Not Butter with no artifical colours or preservatives.

Dressings continued to grow, helped by the rollout of the new innovative Hellmann's squeezy packaging in Brazil. Knorr cooking products continued to grow well, driven by increased penetration of the core range and the success of jelly bouillon and baking bags.

Home Care
Laundry growth was largely driven by increased volumes and the success of premium formats such as liquids. We are responding to ongoing competitive intensity by re-investing part of our cost savings in product performance and in brand support. In France we launched new Skip Small & Mighty, a superior concentrated product with an in-built pre-treatment device and the rollout of Omo with wash boosters, giving outstanding cleaning even in a quick wash, reached South Africa and Indonesia. Radiant has been relaunched with an improved formulation to 'fight the 5 enemies of whiteness' and the Comfort aromatherapy range is doing well in South East Asia.

Household care continued to grow as we converted consumers from cheaper but less effective alternatives. Domestos and Cif continue to grow well and the combined launch in Brazil is making good progress. The hand dishwash business continues to grow double digit in emerging markets despite increasing competitive intensity.

Refreshment
Refreshment was disappointing due to a number of unrelated factors. In ice cream, sales benefited from good summer weather in northern Europe but this was offset by weaker performance in southern Europe and particularly in Italy, our biggest European ice cream business. North America was impacted by our decision to withdraw from some low margin products. Despite these headwinds, key innovations such as the launch of Fruttare in North America, the global relaunch of Cornetto and Magnum '5 Kisses' continued to do well.

Tea growth included the launch of Lipton single serve K-cups in the United States and the extension of the Lipton Yellow Label core range in Russia, adding new flavours to the range of better tasting Lipton teas. South Asia continues to see rapid growth with a good performance from the Brooke Bond brand. Sales of Ades soy drinks were impacted by a product recall in Brazil. The underlying issue has been resolved and action is now underway to re-build the growth momentum of the brand.

OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2013				Nine Months 2013
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	12.5	3.2	1.9	1.3	38.0	4.4	2.4	1.9
Asia/AMET/RUB	5.0	6.2	4.5	1.6	15.4	8.2	5.2	2.8
The Americas	3.9	1.8	(1.6)	3.5	12.3	4.3	0.7	3.6
Europe	3.6	0.4	2.2	(1.7)	10.3	(1.1)	0.2	(1.3)

Asia/AMET/RUB
Underlying sales growth slowed in the quarter, as market growth reduced. Volume growth remained healthy but price growth eased as we lapped prior year price increases. We continued to invest in our brands and delivered competitive growth across the markets. Australia continued to grow despite strong competitive activity and Japan picked up, helped by a strong innovation programme. During the quarter we completed the disposal of the Unipro bakery and industrial oils business in Turkey. We also announced that we have reached agreement to acquire the T2 premium tea business in Australia.

The Americas
North America declined, mainly due to lower volumes which reflected action to withdraw some low margin ice cream products and continuing weakness in spreads. Personal Care growth remained competitive. We announced the disposal of the Wish-Bone and Western brands and completed the sale at the start of the fourth quarter.

Latin America growth remained strong, adjusting for the impact of the implementation of a new SAP system in Brazil which was accompanied by some advancing of third quarter sales into the second quarter.

Europe
Against the backdrop of markets which remain fundamentally weak, Europe delivered good volume growth offset by lower pricing, resulting in marginally positive underlying sales growth in the quarter. However, this masks a strong performance by the countries in northern Europe, helped by a good ice cream performance, offset by declines in southern Europe where the continuing impact of difficult economies combined with a poor ice cream season.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2013 interim financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q3 2013 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2690
Per Unilever PLC ordinary share:	£ 0.2280
Per Unilever N.V. New York share:	US$ 0.3678
Per Unilever PLC American Depositary Receipt:	US$ 0.3678

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 22 October 2013. They will be payable as from 11 December 2013, to shareholders registered at close of business on 8 November 2013. The shares will go ex-dividend on 6 November 2013.

US dollar cheques for the quarterly interim dividend will be mailed on 10 December 2013 to holders of record at the close of business on 8 November 2013. In the case of the N.V. New York shares, Netherlands withholding tax will be deducted.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and/or retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Despite recent developments in some of these markets, it is too early in the regulatory process to determine conclusively the outcome of these matters or to reliably measure our exposure. We continue to monitor developments and will make provisions as appropriate.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2012 and Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team		Investors: Investor Relations Team
UK +44 20 7822 6719	trevor.gorin@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
NL +31 10 217 4844	flip.dotsch@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

SEGMENT INFORMATION - CATEGORIES
(unaudited)

Third Quarter	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2012	4,731	3,559	2,693	2,381	13,364
2013	4,482	3,201	2,588	2,220	12,491
Change (%)	(5.3)	(10.1)	(3.9)	(6.8)	(6.5)
Impact of:
Exchange rates (%)	(10.2)	(6.5)	(4.5)	(12.2)	(8.5)
Acquisitions (%)	(0.1)	-	-	0.2	-
Disposals (%)	(0.3)	(3.5)	-	-	(1.0)

Underlying sales growth (%)	5.8	(0.3)	0.7	6.0	3.2
Price (%)	1.4	0.7	2.3	0.5	1.3
Volume (%)	4.3	(1.0)	(1.6)	5.5	1.9

Nine Months	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2012	13,446	10,690	7,867	6,759	38,762
2013	13,535	9,955	7,673	6,828	37,991
Change (%)	0.7	(6.9)	(2.5)	1.0	(2.0)
Impact of:
Exchange rates (%)	(5.9)	(3.4)	(3.9)	(6.9)	(5.0)
Acquisitions (%)	-	-	-	0.1	-
Disposals (%)	(0.3)	(3.6)	(0.1)	(0.1)	(1.1)

Underlying sales growth (%)	7.2	0.1	1.6	8.5	4.4
Price (%)	1.8	1.1	2.9	2.3	1.9
Volume (%)	5.3	(1.0)	(1.2)	6.1	2.4

SEGMENT INFORMATION - GEOGRAPHICAL AREA
(unaudited)

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2012	5,359	4,363	3,642	13,364
2013	5,009	3,917	3,565	12,491
Change (%)	(6.5)	(10.2)	(2.1)	(6.5)
Impact of:
Exchange rates (%)	(11.7)	(9.8)	(2.0)	(8.5)
Acquisitions (%)	-	-	0.1	-
Disposals (%)	(0.4)	(2.2)	(0.7)	(1.0)

Underlying sales growth (%)	6.2	1.8	0.4	3.2
Price (%)	1.6	3.5	(1.7)	1.3
Volume (%)	4.5	(1.6)	2.2	1.9

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2012	15,336	12,842	10,584	38,762
2013	15,414	12,272	10,305	37,991
Change (%)	0.5	(4.4)	(2.6)	(2.0)
Impact of:
Exchange rate (%)	(6.9)	(5.9)	(1.0)	(5.0)
Acquisitions (%)	-	-	-	-
Disposals (%)	(0.2)	(2.6)	(0.6)	(1.1)

Underlying sales growth (%)	8.2	4.3	(1.1)	4.4
Price (%)	2.8	3.6	(1.3)	1.9
Volume (%)	5.2	0.7	0.2	2.4

Additional geographical information

	Third Quarter				Nine Months
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	12,491	3.2	1.9	1.3	37,991	4.4	2.4	1.9
Developed markets	5,538	(0.3)	0.4	(0.8)	16,471	(1.1)	(0.4)	(0.8)
Emerging markets	6,953	5.9	3.1	2.8	21,520	8.8	4.7	4.0

	Third Quarter				Nine Months
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	3,917	1.8	(1.6)	3.5	12,272	4.3	0.7	3.6
North America	1,974	(1.9)	(2.7)	0.8	6,115	(1.2)	(1.5)	0.3
Latin America	1,943	5.4	(0.5)	6.0	6,157	10.1	3.1	6.8